

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 13, 2017

<u>Via E-mail</u>
Ms. Kandimathie Christine Ramon
Chief Financial Officer
AngloGold Ashanti Limited
76 Rahima Moosa Street
South Africa

     Re: **AngloGold Ashanti Limited**
             Form 20-F for the Fiscal Year Ended December 31, 2016
             Filed March 31, 2017
             File No. 001-14846

Dear Ms. Ramon:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Joel Parker

                    Joel Parker
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and Mining